Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

UPDATE ON LEGAL PROCEEDINGS

AND

DESPATCH OF CIRCULAR FOR NOTIFIABLE TRANSACTIONS

The Company was informed by its Bermuda counsel that the Supreme Court of Bermuda has fully discharged the Court Order obtained by Broadsino which amongst other things, had restrained the Company from (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or by Huachen to the Management Directors; or (b) to the extent that any such transfers have already been registered, registering any further dealings in such Shares. The Company is now at liberty to proceed with (a) the registration of those Sale Shares which have not yet been registered in the name of Huachen as at the date of the Court Order; and (b) the registration of any transfer of any Shares by Huachen to the Management Directors pursuant to the Call Option Agreements.

The circular in relation to the Capital Increase, the Guarantee and the renewal of the waiver for On-going Connected Transactions will be despatched on 13 February 2003.

Reference is made to the announcements made by the Company dated 23, 27 and 29 January and 5 February 2003, respectively (collectively the ``Announcements’’), relating to, among other things, the Court Order and the Writ, and the Capital Increase, the Guarantee and the renewal of waiver for On-going Connected Transactions. Unless otherwise defined, terms used herein shall have the same meanings as in the Announcements.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

UPDATE ON LEGAL PROCEEDINGS

The Directors wish to confirm that the Company was informed by its Bermuda counsel that following a hearing held in the Supreme Court of Bermuda (the ``Court’’) on 7 February 2003, the Court has on 11 February 2003 (Bermuda time) delivered its decision to fully discharge the Court Order obtained by Broadsino which amongst other things, had restrained the Company from (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or by Huachen to the Management Directors; or (b) to the extent that any such transfers have already been registered, registering any further dealings in such Shares. The Company is now at liberty to proceed with (a) the registration of those Sale Shares which have not yet been registered in the name of Huachen as at the date of the Court Order; and (b) the registration of any transfer of any Shares by Huachen to the Management Directors pursuant to the Call Option Agreements.

Furthermore, the Court has ordered that Broadsino should among other things, pay the Company’s costs of the application to set aside the injunction on a party to party basis.

The Court has procedurally adjourned the Company’s application to strikeout the Writ on the basis that Broadsino has requested time to file a statement of claim. The Company will abide by the decision of the Court in this respect. However it is the Company’s intention that when, or if, such a statement of claim is submitted by Broadsino to the Court, it will take all possible steps and actions necessary through its counsel to counter such claims as the Company is of the view that the Writ brought by Broadsino was without merit, a view which has now been vindicated by the Court’s decision to fully discharge the Court Order.

The Company anticipates receipt of the written judgment of the Court through its Bermuda counsel on 12 February 2003 (Bermuda time).

The Company was informed that the other defendants named in the Writ, namely Huachen, the Foundation and the Management Directors, have not been formally served with the Writ as at the date of this announcement.

Further announcement will be made by the Company in the event of developments in the legal proceedings.

DESPATCH OF CIRCULAR FOR NOTIFIABLE TRANSACTIONS

The circular setting out (1) the terms of the Capital Increase, the Guarantee and the On-going Connected Transactions; (2) the recommendation of the Independent Board Committee comprising Messrs. Wei Sheng Hong, Huang Anjiang

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

and Yi Min Li, all of whom are independent non-executive Directors; (3) the recommendations of Asia Capital Investment Limited, the Independent Financial Adviser to the Independent Board Committee; and (4) the notice of the Special General Meeting dated 29 January 2003 which have published in the newspapers on 30 January 2003, will be despatched to all Shareholders on 13 February 2003.

It is stated in the announcement made by the Company dated 29 January 2003 regarding amongst other things, the Capital Increase, that the Company will contribute to its proportional share of the Increased Amount by capitalising its proportional share of distributable profit up to the amount of US$139.23 million. The Board wishes to clarify that the Company will contribute to its proportional share of the Increased Amount in the amount of US$139.23 million by cash which will be funded by internal resources of the Group.

By Order of the Board of Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong SAR, 12 February 2003

* for identification purposes only